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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 1)(1/)

                            NMR OF AMERICA, INC.
                              (Name of Issuer)

                                COMMON STOCK
                       (Title of Class of Securities)

                                  629230103
                               (CUSIP Number)

                              JOHN MARK STRONG
                              1650 MULLET COURT
                            NAPLES, FLORIDA 33940
                               (813) 774-4514

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                APRIL 24, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- ----------

(1/) This Amendment No. 1 to Schedule 13D amends the Schedule 13D dated
     September 15, 1995 (the "Original Schedule 13D") filed by John Mark Strong (the "Reporting Person") with respect to the common stock, par value $.01 per share (the "Common Stock"), of NMR of America, Inc., a Delaware corporation (the "Company"). This Amendment is being filed as a result of recent open market and privately negotiated sales, as a result of which the Reporting Person now owns less than 5% of the outstanding Common Stock of the Company.
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


                                                           SCHEDULE 13D
CUSIP No. 629230103

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     JOHN MARK STRONG  SS: 530 36 6379

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                            (A) [ ]
                                                                                                                  (B) [X]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

        OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or (e)                                                                                                           [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA


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                              7   SOLE VOTING POWER
                                  266,821 SHARES OF COMMON STOCK AS OF APRIL 24, 1996
    NUMBER OF
     SHARES                   -------------------------------------------------------------------------------------------
  BENEFICIALLY                8   SHARED VOTING POWER
    OWNED BY                      266,821 SHARES OF COMMON STOCK
      EACH
   REPORTING                 --------------------------------------------------------------------------------------------
     PERSON                   9   SOLE DISPOSITIVE POWER
      WITH                        266,821 SHARES OF COMMON STOCK AS OF APRIL 24, 1996

                              -------------------------------------------------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  NONE

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             266,821 SHARES OF COMMON STOCK AS OF APRIL 24, 1996

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                           [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.29% AS OF APRIL 24, 1996(2/)

- -------------------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
           IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


      -------------------------

(2/) Assumes 6,225,908 shares outstanding as of December 31, 1995 as listed on the Company's Form 10-QSB of the same date.
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                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

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Item 1.          Security and Issuer.

                 No change from the Original Schedule 13D.

Item 2.          Identity and Background.

     (a)-(f)     No change from the Original Schedule 13D.


Item 3.          Source and Amount of Funds or Other Consideration.

                 No change from the Original Schedule 13D.

Item 4.          Purpose of Transaction.

                 No change from the Original Schedule 13D.

Item 5.          Interest in Securities of the Issuer.

                 The Reporting Person acquired beneficial ownership of the shares of the Common Stock pursuant to the merger between NMR Sub, Inc., a subsidiary of the Company, and Morgan Medical Holdings, Inc. and the distribution of shares of the Common Stock of the Company contemplated thereby. The foregoing is qualified in its entirety by reference to the Original
Schedule 13D.


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      (a)    The Reporting Person beneficially owned, in the aggregate, 266,821 shares of the Common Stock outstanding, representing 4.29% of the outstanding Common Stock as of April 24, 1996.

      (b) The number of shares of the Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth in the cover pages and such information is incorporated herein by this
reference.   Pursuant to the terms of an Irrevocable Proxy, dated September 15,
1995 (the "Irrevocable Proxy"), the Reporting Person appointed Joseph G. Dasti and John P. O'Malley, III, as his attorneys and proxies to vote his shares of the Common Stock in favor of any and all nominees for election as director of the Company proposed by the board of directors of the Company at any shareholder meetings (or to execute written consents with respect to the Common Stock in lieu of such meetings) at which directors are to be elected and any nominee(s) for director are presented by any person(s) in opposition to the nominee or nominees for election proposed by the board of directors of the Company. The foregoing response to this Item 5(b) is qualified in its entirety by reference to the Irrevocable Proxy, the full text of which was filed as
Exhibit 2 to the Original Schedule 13D and incorporated herein by this reference.

      (c) During the last 60 days, the following reportable transactions with respect to the Common Stock have been made by the Reporting Person:

DATE                NUMBER OF SHARES      PRICE PER SHARE       HOW EFFECTED
- ----                ----------------      ---------------       ------------

March 11, 1996      30,000                $2.90625              Brokerage Transaction
March 20, 1996      25,000                $3.0625               Brokerage Transaction
April 12, 1996       3,000                $3.125                Brokerage Transaction
April 24, 1996       4,500                $3.125                Brokerage Transaction
April 24, 1996      90,000                $3.15                 Negotiated Transaction

      (d)    No change from the Original Schedule 13D.


      (e) As a result of the open market and privately negotiated sales described in Item 5(c) above, the Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock of the Company on April 24, 1996.



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Item 6.          Contracts, Arrangements, Understandings or Relationships With
                 Respect to the Securities of the Issuer.


                 There are no contracts, arrangements, understandings or relationships with respect to the securities of the issuer except as follows:
The Reporting Person issued his Irrevocable Proxy to vote his shares of the Common Stock in favor of the election of directors as described above in the response to Item 5; and the Reporting Person has pledged a portion of his shares of the Common Stock to the following natural persons or entities in connection with loans made to the Reporting Person; DVI Financial Services Inc. (175,000 shares), the Company (79,811 shares) and NationsBank (28,415 shares). The loans and pledges are subject to standard default provisions pursuant to which the pledgees would have the right to vote such shares after the occurrence of an event of default that is not cured on a timely basis.


Item 7.          Material to be Filed as Exhibits.

                 No change from the Original Schedule 13D.

                 After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement on Schedule 13D -- Amendment No. 1 with respect to the undersigned is true, complete and correct.

Dated:           May 14, 1996
                                                  /s/ J. Mark Strong
                                                  ------------------------------
                                                  J. Mark Strong